BTC DIGITAL LTD.

61 Robinson Road Level 6 & 7

#738, Singapore 068893

VIA EDGAR

December 4, 2024

Mr. Nolan McWilliams

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	BTC Digital Ltd. Registration Statement on Form S-3 (File No. 333-283367) Request for Acceleration of Effectiveness

Dear Mr. McWilliams:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BTC Digital Ltd. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated to, and that the Registration Statement become effective at, 5:00p.m., Eastern Time, on December 5, 2024, or as soon thereafter as practicable.

Very truly yours,

BTC Digital Ltd.

By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer